Exhibit 1
1993 SUMMARY ANNUAL REPORT FOR
EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

This is a summary of the annual report for the Southern California Edison Company Employee Stock Ownership Plan, EIN 95-1240335-003, for January 1, 1993, through December 31, 1993. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust. Plan expenses were $10,740,463. These expenses included $100,000 in administrative expenses and $10,640,463 in benefits paid to participants and beneficiaries. A total of 12,455 persons were participants in or beneficiaries of the plan at the end of the plan year.

The value of plan assets, after subtracting liabilities of the plan, was $176,258,496 as of December 31, 1993, compared to $334,788,219 as of
January 1, 1993. During the plan year, the plan experienced a decrease in its net assets of $158,529,723. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of plan's assets at the end of the year and the price the plan originally paid for those assets. It also includes a transfer of $163,063,061 during 1993, to the SCE Stock Savings Plus Plan
(SSPP) . The plan had total income of $15,273,801, including gains of $1,427,044 from the sale of assets and earnings from investments of $13,846,757.

Minimum Funding Standards

Enough money was contributed to the plan to keep it funded in accordance with the minimum standards of ERISA.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

   1.   An accountant's report;
   2.   Assets held for investment; and
   3.   Transactions in excess of three percent of plan assets.

To obtain a copy of the full annual report, or any part thereof, write or call the office of the Secretary of the Employee Benefits/Health Care Committee (the Committee is the Plan Administrator), 8631 Rush Street, Rosemead, California 91770, (818) 302-5209. The charge to cover copying costs will be $2.25 for the full report, or $0.10 per page for any part thereof.
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1993 SUMMARY ANNUAL REPORT FOR
EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
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You also have the right to receive from the Plan Administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes or both. If you request a copy of the full annual report from the Plan Administrator, these statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, 8631 Rush Street, Rosemead, California 91770, and at the U. S. Department of Labor in Washington, D.C., or to obtain a copy from the U. S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Pension and Welfare Benefit Administration, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.